

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

August 8, 2007

Mr. Thomas Hein
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao, Netherland Antilles

> **RE:** **Orthofix International N.V.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-19961**

Dear Mr. Hein:

We have reviewed your letter dated July 19, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, page F-7</u>

1.   We note your response to prior comment 1. Given that the litigation settlement was generated by a patent related to your business operations, your current presentation of the settlement gain as non-operating income does not appear appropriate. Please revise future filings to present the settlement gain within your operating income.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

                                                Sincerely,

                                                Lynn Dicker
                                                Reviewing Accountant